4130 ParkLake Avenue
Suite 400 Raleigh, NC 27612

November 6, 2018

VIA EDGAR AND OVERNIGHT MAIL

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:                                           PRA Health Sciences, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 22, 2018

File No. 1-36732

Dear Mr. Decker,

PRA Health Sciences, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2018, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”).

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

PRA Health Sciences, Inc. and Subsidiaries Consolidated Financial Statements

Consolidated Statement of Operations, page 63

1.              Please tell us your consideration of SAB Topic 11.B in the title used for direct costs here and elsewhere throughout your filing.  Also, tell us how you determined that labeling your ASC 280 segment profit measures in footnote 20 as gross profit and the sum of the segment profit measures as total gross profit is appropriate.  Alternatively, please relabel these amounts here and elsewhere throughout the filing where they are presented to better reflect what they represent.

The Company advises the Staff that it will clarify that direct costs are “(exclusive of depreciation and amortization)” in the statement of operations and elsewhere in the document, and relabel the segment profit measure as “Segment Profit” in its future filings with the Commission, beginning with the Form 10-Q for the quarter ended September 30, 2018.

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We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Adam Breeding at (919) 786-8428 or BreedingAdam@prahs.com or the undersigned at (919) 786-8238 or BonelloMike@prahs.com.

Sincerely:

/s/ MICHAEL J. BONELLO
Michael J. Bonello
Executive Vice President and Chief Financial Officer

cc:

Linda Cvrkel, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Adam Breeding, Executive Director of Financial Reporting, PRA Health Sciences, Inc.

Dov Gottlieb, White & Case LLP (via email)